Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 8 November 2006, in connection with Orkla's option programme, 10,000 options were exercised at a strike price of NOK 130.00.

A total of 1,740,710 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 222,900 synthetic options of the cash bonus programme.

Orkla holds 2,415,099 of its own shares.

Orkla ASA, 9 November 2006

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 6 November 2006, in connection with Orkla's option programme, 2,000 options were exercised at a strike price of NOK 136.00.

I addition 10,000 options were exercised at a strike price of NOK 130.00

A total of 1,750,710 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 222,900 synthetic options of the cash bonus programme.

Orkla holds 2,425,099 of its own shares.

Orkla ASA, 7 November 2006

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification - STB

Orkla ASA has on 7 November 2006 sold 12,498,000 shares in Storebrand ASA. After this transaction, Orkla owns 1,650,956 shares which represent 0.7 % of the share capital and votes in Storebrand.

Orkla ASA, 8. november 2006

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 22 54 44 11
Siv M. Skorpen Brekke, Investor Relations, Tel: +47 22 54 44 55